Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios:

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	(2)	(2)
Ratio of Earnings to Fixed Charges (1)	—	0.15
Deficiency of Earnings to Fixed Charges ($000) (3)	274,487	6,549

(1) The ratio of earnings to fixed charges was determined by dividing consolidated earnings by total fixed charges. For purposes of the ratios of earnings to fixed charges (i) earnings consist of consolidated net income before considering income taxes, minority interest and fixed charges and (ii) fixed charges consist of interest on indebtedness, interest expense on funds withheld from reinsurers and that portion of rent expense that is deemed by our management to be an appropriate interest factor. We have estimated that one-third of rent expense represents a reasonable approximation of the interest factor.

(2) No preferred shares were outstanding during the nine months ended September 30, 2018 and 2017, and no preferred share dividends were paid during those periods.

(3) For the nine months ended September 30, 2018 and 2017 earnings were insufficient to cover fixed charges by $274.5 million and $6.5 million, respectively. This was primarily due to net losses reported for the nine months ended September 30, 2018 and 2017.